FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 3, 2012

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

FAIRFAX FILES UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has filed a preliminary short form base shelf prospectus with the Canadian securities regulatory authorities.

The filing is intended to refresh Fairfax’s existing base shelf prospectus which expires in January 2013. The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to Cdn$2.0 billion of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

Upon a receipt being issued for the final short form base shelf prospectus, Fairfax's existing base shelf prospectus will be withdrawn.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations,
at (416) 367-4941